

Jason Bonham · 3rd

Account Executive at ImageTrend

Cedar Park, Texas · 500+ connections · **Contact info**

 **ImageTrend**

Westfield High Scho

Experience



Sales Account Executive - EDS Products

ImageTrend

Dec 2013 – Present · 6 yrs 8 mos

Austin, Texas Area

Develop and execute EDS sales strategies.

ImageTrend is an award-winning software development company providing streamlined solutions to a variety of industries, including: government, medical, human resources, business education and non-profit. We strive to create a better world through technical innovation, a vision of what is possible and our commitment to designing the best web applications and strategies. The company advances this paradigm through our unique philosophy that combine a detailed understanding of our clients' business practices and legendary customer ...**see mor**



Southwest Regional Manager

MED3000

May 2012 – Dec 2013 · 1 yr 8 mos

Austin, Texas Area

MED3OOO, Inc. provides EMS revenue recovery services to over 160 EMS clients coast to coast. Processing over 550,000 annual billables, MED3OOO possesses the expert personnel and EMS revenue recovery experience required to maximize EMS revenue recovery for you.

...**see mor**

Founder / CEO

CityBidz
Mar 2011 – May 2012 · 1 yr 3 mos

CityBidz.com



Senior Accounts Manager

ESO Solutions
Aug 2005 – May 2011 · 5 yrs 10 mos
Austin, Texas Area

Built on next generation web technologies, the ESO ePCR Suite delivers powerful reporting capabilities, unmatched quality management features, and clinical and operational tools to save you time and improve the quality and accuracy of your patient documentation.

Field Training Officer

Austin / Travis County EMS
2001 – 2006 · 5 yrs

As a Training Officer with the City of Austin EMS my duties included the training of new employees and mentoring students.

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Education

Westfield High School

Skills & Endorsements

Leadership · 99+

 Endorsed by **3 of Jason's colleagues at ImageTrend**

Training · 76

 Endorsed by **Heather McLeod and 1 other who is highly skilled at this**
     Endorsed by **4 of Jason's colleagues at E**

Sales · 64

 Endorsed by **4 of Jason's colleagues at ImageTrend**

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